Exhibit 21

CenterState Banks of Florida, Inc.

Subsidiaries of Registrant

First National Bank of Osceola County, organized under the laws of the United States

First National Bank of Polk County, organized under the laws of the United States

Community National Bank of Pasco County, organized under the laws of the United States